EXHIBIT 99.1

Himax Technologies Signs Technology Investment Agreement With Google

Google to Invest in Himax LCOS Microdisplay Subsidiary

TAINAN, Taiwan, July 22, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a supplier and fabless manufacturer of advanced display drivers and other semiconductor products, today announced that it has entered into an agreement ("the Agreement") with Google Inc. pursuant to which Google has agreed to invest in the Company's subsidiary, Himax Display Inc. ("HDI"). The purpose of the investment is to fund production upgrades, expand capacity and further enhance production capabilities at HDI's facilities that produce liquid crystal on silicon ("LCOS") chips and modules used in applications including head-mounted display (HMD) such as Google Glass, head-up display (HUD) and pico-projector products. Under the Agreement, Himax will also invest additional amount in HDI to fund its ongoing capacity expansion. HDI will also use a portion of the proceeds to substantially reduce its loan from Himax. The transaction is expected to close in the third quarter of 2013 subject to regulatory approvals and other closing conditions.

Under the Agreement, Google will purchase certain amount of preferred shares in HDI. Upon closing, Google will hold a 6.3% interest in HDI. Google also has an option to make additional investment of preferred shares at the same price within one year from closing. If the option is exercised in full, Google will own a total of up to 14.8% in HDI. Himax Technologies, Inc. holds 81.5% of HDI at present and will remain the major shareholder of HDI after the transaction. Google will join the core group of HDI shareholders including KPCB Holdings, Inc., Khosla Ventures I, L.P. and Intel Capital Corporation.

Google's investment in HDI will not have a dilutive effect on Himax's Nasdaq-traded shares, HIMX.

"Google is a preeminent global technology leader. We are delighted to receive this investment and to form a strategic partnership with Google," stated Jordan Wu, President and Chief Executive Officer of Himax. "Beginning the second quarter of this year, we had already begun expanding capacity to meet demand for our LCOS product line. This investment from Google further validates our commitment to developing breakthrough technologies and state-of-the-art production facilities. We look forward to leveraging this investment and our collective expertise with Google to create unique and transformational LCOS technologies for many years ahead."

Founded in 2004, Himax Display, Inc. has focused on developing commercial applications for LCOS technologies, in-house manufacturing expertise and production lines with proven, high-volume shipment track records. Over the last few years, HDI has devoted its research and development of its LCOS technology for new applications of head-mounted display and other wearable computing applications.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,600 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 1,981 patents granted and 1,196 patents pending approval worldwide as of June 30, 2013. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838
         Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999
         Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us